SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

JDS UNIPHASE CORPORATION

(Name Of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

46612J507

(CUSIP Number of Class of Securities) (Underlying Common Stock)

JDS Uniphase Corporation

Andrew Pollack

430 North McCarthy Boulevard

Milpitas, California 95035

(408) 546-5000

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Dean Fealk, Esq.

Sanjay Shirodkar, Esq.

DLA Piper LLP (US)

555 Mission Street, Suite 2400

San Francisco, California 94105

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing fee
Not applicable*	Not Applicable*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

On October 5, 2010, Thomas Waechter, the Chief Executive Officer of the Company, circulated an internal email to our employees notifying them of the planned commencement of the Stock Option Exchange Program.

The Stock Option Exchange Program has not yet commenced. JDSU will file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission, or SEC, upon the commencement of the Stock Option Exchange Program. Persons who are eligible to participate in the Stock Option Exchange Program should read the Tender Offer Statement on Schedule TO and other related materials when those materials become available, because they will contain important information about the Stock Option Exchange Program.

OUR STOCKHOLDERS AND OPTION HOLDERS WILL BE ABLE TO OBTAIN THE WRITTEN MATERIALS DESCRIBED ABOVE AND OTHER DOCUMENTS FILED BY THE COMPANY WITH THE SEC FREE OF CHARGE FROM THE SEC’S WEBSITE AT WWW.SEC.GOV. IN ADDITION, STOCKHOLDERS AND OPTION HOLDERS MAY OBTAIN FREE COPIES OF THE DOCUMENTS FILED BY THE COMPANY WITH THE SEC BY DIRECTING A WRITTEN REQUEST TO: JDS UNIPHASE CORPORATION, 430 NORTH MCCARTHY BOULEVARD, MILPITAS, CALIFORNIA 95035, ATTENTION: INVESTOR RELATIONS.

Item 12. Exhibits

Exhibit	Description

99.10	Email from Thomas Waechter, the Company’s Chief Executive Officer and President, to employees regarding the Stock Option Exchange Program.